Exhibit 99.5

(formerly AuRico Gold Inc.)

Management’s Discussion and Analysis

(in United States Dollars, unless otherwise stated)

For the three and six months ended June 30, 2015

(FORMERLY AURICO GOLD INC.)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

TABLE OF CONTENTS

MERGER WITH ALAMOS GOLD INC.	3

OVERVIEW OF THE BUSINESS	3

HIGHLIGHTS	4

OUTLOOK AND STRATEGY	5

YOUNG-DAVIDSON	6

EL CHANATE	8

DISTRIBUTION TO AURICO METALS	10

SUMMARIZED FINANCIAL AND OPERATING RESULTS	11

CONSOLIDATED EXPENSES	13

CONSOLIDATED INCOME TAX EXPENSE	14

FINANCIAL CONDITION	15

LIQUIDITY AND CAPITAL RESOURCES	16

OUTSTANDING SHARE DATA	17

OFF-BALANCE SHEET ARRANGEMENTS	17

FINANCIAL INSTRUMENTS	17

TRANSACTIONS WITH RELATED PARTIES	18

EVENTS AFTER THE REPORTING PERIOD	18

NON-GAAP MEASURES	20

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES	22

CONTROLS AND PROCEDURES	23

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	24

CAUTIONARY NOTE TO U.S. INVESTORS	24

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	25

2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated August 11, 2015, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc., formerly AuRico Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014, unaudited condensed consolidated interim statements for the three and six months ended June 30, 2015, and notes thereto. On July 2, 2015, AuRico Gold Inc. (“AuRico”) completed the merger with Alamos Gold Inc. (“Former Alamos”) whose financial condition and results of operations will be combined with those of the Company commencing in the third quarter of 2015. The consolidated financial statements for the years ended December 31, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), and the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2015 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note Regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 24.

MERGER WITH FORMER ALAMOS

On April 13, 2015, AuRico announced that it had entered into a definitive agreement with Former Alamos to combine the respective companies (the “Merger”) by way of a Plan of Arrangement (the “Arrangement”), creating a new, leading intermediate gold producer. The Merger combines two top-quality, highly-complementary asset portfolios, including two long-life, cash flow generating gold mines: AuRico’s Young-Davidson mine in Ontario, Canada and Former Alamos’ Mulatos mine in Sonora, Mexico.

The Arrangement was completed on July 2, 2015 and AuRico and Former Alamos amalgamated to form Alamos Gold Inc. Pursuant to the Arrangement, certain assets of Former AuRico, including the Kemess project, a 1.5% net smelter return royalty on the Young-Davidson mine, AuRico’s Fosterville and Stawell royalties, and $20 million of cash, were transferred to a new company, AuRico Metals Inc. (“AuRico Metals”). Approximately 95.1% of the common shares of AuRico Metals (“AuRico Metals Shares”) were distributed to Former Alamos and AuRico shareholders. Following completion of the Arrangement, the Company held an equity interest of approximately 4.9% in AuRico Metals.

Under the terms of the Arrangement, each Former Alamos share held was ultimately exchanged for 1 Class A common share of Alamos (“Class A Shares”), $0.0001 in cash, and 0.4397 common shares of AuRico Metals, and each AuRico share held was exchanged for 0.5046 Class A Shares and 0.2219 AuRico Metals Shares. Upon closing, Alamos had approximately 255,505,000 Class A Shares outstanding, with Former Alamos and AuRico shareholders each owning approximately 50%, and AuRico Metals had approximately 118,120,000 shares outstanding, with Former Alamos and AuRico shareholders each owning approximately 50% of the shares not held by Alamos.

The Company commenced trading on the Toronto Stock Exchange and New York Stock Exchange on July 6, 2015 under the symbol “AGI”. Former Alamos and AuRico shares were delisted on that same day.

OVERVIEW OF THE BUSINESS

The Company is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America following the Merger. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, Alamos has a significant portfolio of exploration through advanced development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Joint Information Circular, dated May 22, 2015, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During Q2 2015, the London PM Fix price of gold averaged $1,192 per ounce, a 7% decrease from the London PM Fix average of $1,288 during Q2 2014. During Q2 2015, daily London PM Fix prices ranged between $1,165 and $1,225 per ounce.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs and cash flow. The Mexican peso and Canadian dollar averaged approximately 15.32 to 1.0 US dollar and 1.23 to 1.0 US dollar, respectively, in Q2 2015, compared to average rates of 13.0 to 1.0 US dollar and 1.09 to 1.0 US dollar, respectively, in Q2 2014.

HIGHLIGHTS

(in thousands, except ounces, all-in sustaining costs and total cash costs)
	Quarter Ended	Quarter Ended
	June 30 2015	June 30 2014	Change	Change
Total gold ounces produced	62,606	56,198	6,408	11%

Revenue from mining operations	$72,139	$75,530	$(3,391)	-4%
Loss from operations	$(417,009)	$(16,293)	$(400,716)	-2459%
Net loss	$(379,542)	$(16,776)	$(362,766)	-2162%
Operating cash flow	$20,801	$4,649	$16,152	347%

Total cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)	$669	$801	$(132)	-16%

All-in sustaining costs per gold ounce sold, net of by-product revenues and NRV adjustments(1)	$1,043	$1,191	$(148)	-12%

(1)	See the Non-GAAP Measures section on page 20.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

With diversified North American-based gold production, a strong balance sheet, and a portfolio of low cost growth projects, all located in safe political jurisdictions, Alamos is well positioned to deliver shareholder value.

Alamos is on track to achieve its full year production and cost guidance. On a combined full year 2015 basis, the Company anticipates total production from the Young-Davidson, Mulatos and El Chanate mines to be between 375,000 and 425,000 ounces of gold.

The Company continues to invest in its primary producing operations, including ramping up underground production at Young-Davidson and development of the Cerro Pelon and La Yaqui satellite deposits at Mulatos. This is expected to drive low cost production growth at both operations while substantially reducing costs. The Company’s balance sheet provides the financial flexibility to complete these planned expansions in the current gold price environment.

The underground ramp up at Young-Davidson remains well on track with average underground mining rates of 5,149 tonnes per day (“TPD”) in the second quarter of 2015. The Company is well positioned to achieve year end targeted rates of 6,000 TPD, followed by the ultimate target of 8,000 TPD. Underground unit mining costs were significantly lower in the second quarter at $33 per tonne reflecting ongoing productivity improvements and the weaker Canadian dollar. The ramp up in underground mining rates is expected to result in further decreases in unit costs along with supplying an increasing proportion of mill feed, driving milled grades and gold production higher. Both are expected to drive total cash costs lower and combined with declining development capital requirements starting in 2017, and increase in free cash flow generation. The current objective at the Young-Davidson mine is for cash flow from operations to finance the growth capital required to develop the lower mine over the next two years, while achieving targeted underground mining rates. Current gold prices have made this objective a challenge, but the Company has the balance sheet strength to self-finance the underground ramp up and position the mine to generate strong free cash flow once the 8,000 TPD target has been met.

At Mulatos, the Company expects a significant increase in second half 2015 production reflecting stronger high grade mill production from the San Carlos deposit. The high grade mill modifications are being commissioned and recoveries are expected to increase to 75% from current levels of approximately 60%. In addition, the Company will ramp up throughput to the mill, supplementing underground ore production with existing high grade stockpiles. At the end of June, the Company had over 45,000 tonnes of high grade stockpiles, at grades in excess of 7 grams per tonne of gold (“g/t Au”). Production from high-grade ore at San Carlos has a lower total cash cost profile than leach pad production, therefore, increased mill production is expected to result in lower total cash costs and stronger operating cash flow in the second half of the year. Looking beyond 2015, total cash costs are expected to improve as open pit grades increase and the waste-to-ore ratio normalizes to life-of-mine levels. Mulatos will be further bolstered by the development of Cerro Pelon and La Yaqui. With Cerro Pelon and La Yaqui averaging double the 2015 budgeted heap leach grade, these deposits are expected to both increase production and drive costs substantially lower.

The El Chanate mine exceeded expectations in the second quarter achieving record production of 23,241 ounces of gold and positive net free cash flow (refer to page 20) in the first half of the year. This performance reflected higher recoveries, and the operation remains well-positioned to achieve its full year production and cost guidance.

Management is focused on successfully integrating AuRico and Former Alamos, and is continuously seeking opportunities for cost savings and synergies. The Company has committed to a minimum annual savings of $10 million from corporate G&A, tax and purchasing efficiencies, and believes there are opportunities to increase this further. With two producing operations in the state of Sonora, Mexico, the Company is confident that purchasing efficiencies will be realized, and mine operating costs will be reduced accordingly.

The Company’s cash position and balance sheet remain strong, which is a critical asset in the current economic environment. Young-Davidson and Mulatos are expected to self-finance the majority of their development spending over the next two years. Further, the recent weakness in both the Canadian dollar and Mexican peso relative to the United States dollar have partially offset the impact of the lower gold price on free cash flow as both operating and capital costs have benefitted.

The Company’s long-term growth is further supported by a strong portfolio of low-cost, low capital intensity development projects, which are at various stages of exploration, permitting and development. Development spending with respect to the Company’s project pipeline is largely discretionary. The Company is prioritizing its development spending and allocating resources to those projects with the highest potential returns. At current gold prices, the Company’s advanced development projects are economic and are expected to generate strong returns.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

The Company owns the Young-Davidson mine, located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 4,733 hectares and is situated on the site of two past producing mines that produced one million ounces during the 1930s – 1950s. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, upon the completion of construction activities associated with surface infrastructure and the processing plant, and upon achieving sustained targeted daily tonnage rates in both the open pit and mill. On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six months ended	Six months ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Underground Operations
Tonnes of ore mined	468,564	327,131	840,253	562,117
Average grade of gold(1)	2.64	3.29	2.78	3.09
Metres developed	3,789	3,545	7,198	7,317

Open Pit Operations
Total tonnes mined	—	1,012,465	—	3,392,509
Tonnes of ore mined	—	506,038	—	1,343,083
Average grade of gold(1)	—	0.94	—	0.99

Tonnes stockpiled ahead of the mill	1,994,205	3,245,667	1,994,205	3,245,667
Average grade of gold(1)	0.76	0.77	0.76	0.77

Mill Operations
Tonnes of ore processed	698,644	748,967	1,345,393	1,393,657
Average grade of gold(1)	2.02	2.16	2.01	1.99
Average gold recovery rate	88%	88%	87%	88%

Total gold ounces produced	39,365	40,166	77,463	75,270
Total gold ounces sold	37,573	42,134	74,525	78,376

(1)	Grams per tonne of gold.

The Company mined 468,564 ore tonnes, or 5,149 TPD, from the Young-Davidson underground mine during Q2 2015, at a grade of 2.64 g/t Au. During the first six months of 2015, the Company mined 840,253 ore tonnes, or 4,642 TPD, at a grade of 2.78 g/t Au. Mining rates increased significantly from the 3,595 TPD and 3,106 TPD realized during the three and six months ended June 30, 2014 due to planned productivity improvements, namely an increase in personnel and equipment, and increased development. Further productivity improvements in the current year are anticipated to position the Company to achieve targets of 6,000 TPD by the end of 2015 and ultimate target of 8,000 TPD. Underground mine grades decreased in the first half of 2015 compared to the same period in 2014, due to stope sequencing.

The Young-Davidson open pit mine ceased operations in early June 2014 when it reached the end of its planned life. At the end of Q2 2015, the Company had approximately 2 million tonnes of low grade open pit ore stockpiled ahead of the mill at an average grade of 0.76 g/t Au. Mill feed from the underground mine continues to be supplemented by the stockpiled open pit ore while underground mining levels ramp up to mill capacity.

During Q2 2015, the Company processed 698,644, or 7,677 TPD, at the Young-Davidson mill facility, with grades averaging 2.02 g/t Au. During the six months ended June 30, 2015, the Company processed 1,345,393 tonnes, or 7,433 TPD, at the Young-Davidson mill facility at an average grade of 2.01 g/t Au, consistent with the 7,700 TPD processed at a grade of 1.99 g/t Au during the first half of 2014.

Young-Davidson produced 39,365 ounces of gold during Q2 2015 consistent with the 40,166 ounces produced in Q2 2014. During the six months ended June 30, 2015, Young-Davidson produced 77,463 gold ounces, a 3% increase over the same period in 2014.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Six months ended	Six months ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Revenue from mining operations	$45,058	$54,046	$90,240	$101,062
Production costs	$29,386	$37,856	$57,096	$74,530
Refining costs	$41	$48	$87	$81
Amortization and depletion	$19,652	$30,524	$37,026	$54,496
Loss from operations	$(330,037)	$(14,382)	$(330,049)	$(28,045)

Cash flow from operations	$17,348	$3,711	$39,528	$15,846
Capital expenditures	$(27,134)	$(31,481)	$(50,972)	$(76,845)
Net free cash flow(1)	$(9,786)	$(27,770)	$(11,444)	$(60,999)

Total cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(2)	$697	$871	$721	$935
Total cash costs per gold ounce sold, net of by-product revenues(1)(2)	$777	$871	$761	$935

(1)	See the Non-GAAP Measures section on page 20.
(2)	Total cash costs per gold ounce are calculated based on ounces sold.

During Q2 2015, Young-Davidson recognized revenue of $45.1 million and a loss from operations of $330.0 million compared to revenue of $54.0 million and a loss from operations of $14.4 million in Q2 2014. Revenue decreased in Q2 2015 as a result of lower realized gold prices and fewer gold ounces sold. Year-to-date, Young-Davidson recognized revenues of $90.2 million and a loss from operations of $330.0 million, compared to revenues of $101.1 million and a loss from operations $28.0 million in the same period in 2014.

Included in loss from operations in the three and six months ended June 30, 2015 was an impairment charge of $326.0 million. In the second quarter of 2015, management identified certain facts and circumstances indicating possible impairments including: (a) changes in the economic assumptions based on the continued depressed long term gold price outlook and a reduction of net asset value (“NAV”) multiples applied to mining properties, (b) the market capitalization of the Company continued to be significantly below the carrying value of the net assets at period end, (c) results of operations to date in 2015, and (d) the results of an independent third party review of the cost estimates included in the Young-Davidson life of mine (“LOM”) plan. As a result, an impairment assessment was performed which resulted in an impairment charge.

Q2 2015 production costs were $29.4 million compared to $37.9 million in the second quarter of 2014. Underground unit mining costs decreased to $33 per tonne in the second quarter of 2015, a significant decrease from approximately $45 per tonne in the second quarter of 2014 and $39 per tonne in the first quarter of 2015 reflecting ongoing productivity improvements and the weaker Canadian dollar.

Loss from operations in Q2 2015 included a $4.8 million net realizable value (“NRV”) adjustment on long-term stockpile inventories at June 30, 2015, of which $3.0 million was recognized in production costs and $1.8 million was recognized in amortization and depletion. This NRV adjustment was caused by a decrease in estimated future gold prices and an increase in estimated future processing costs.

Q2 2015 total cash costs per gold ounce, including the impact of NRV adjustments, were $777, representing an 11% decrease from the same period in 2014. Year-to-date, total cash costs per gold ounce, net of by-product revenues, were $761, representing a 19% decrease from the same period in 2014. Total cash costs per ounce were higher in the second quarter of 2015 due to a $4.8 million NRV adjustment on stockpile ore inventories at June 30, 2015, of which $3.0 million was recognized in production costs and $1.8 million was recognized in amortization and depletion. This NRV adjustment was caused by a decrease in estimated future gold prices on inventory stockpiled in previous periods, and had the impact of increasing total cash costs and all-in sustaining costs (“AISC”) per gold ounce in the current quarter by $80 per ounce of gold sold. Excluding the NRV adjustment, total cash costs and AISC in the second quarter were $697 and $1,008, respectively. The decreased cost per ounce in Q2 2015 and on a year-to-date basis was due primarily to the increase in the underground contribution to overall production, and the favourable weakening of the Canadian dollar in the current period as compared to the prior year. Total cash costs at Young-Davidson are expected to decrease in the future as throughput is ramped up, and grades mined from underground return to reserve grade of 2.74 g/t Au.

Excluding the $326.0 million impairment charge discussed previously, net loss from operations for the three and six months ended June 30, 2015 were $4.0 million and $4.0 million, respectively. The decrease in the loss from operations, as compared to the same periods in 2014, resulted from the lower production costs previously noted and a decline in amortization and depletion expense. Amortization and depletion expense was higher in the first half of 2014 due to depletion of stripping costs previously capitalized as the open pit approached the end of its mine life.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Young-Davidson reported a $13.6 million increase in operating cash flow compared to Q2 2014, as operating cash flow in Q2 2014 was negatively impacted by changes in net working capital. During Q2 2015, capital expenditures at Young-Davidson of $27.1 million exceeded operating cash flows of $17.3 million resulting in negative net free cash flow of $9.8 million. Capital expenditures in Q2 2015 included $11.0 million in site infrastructure, $16.0 million in underground development and $0.1 million in exploration costs. During the first six months of 2015, capital expenditures at Young-Davidson of $51.0 million exceeded operating cash flows of $39.5 million resulting in negative net free cash flow of $11.4 million. Capital expenditures in the first half of 2015 included $17.4 million in site infrastructure, $30.9 million in underground development, $0.6 in exploration costs, and $2.0 million in capitalized borrowing costs.

EL CHANATE

The Company owns the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended	Six months ended	Six months ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Open Pit Operations
Total tonnes mined	7,973,305	8,536,557	15,958,516	17,122,757
Tonnes of ore mined	1,813,274	2,517,914	3,670,927	4,832,120
Capitalized stripping tonnes	3,011,836	2,208,712	7,511,788	6,081,766
Average grade of gold(1)	0.72	0.39	0.69	0.42

Crushing and Heap Leach Operations
Tonnes of ore crushed and stacked on the heap leach pad	1,541,221	1,782,144	3,108,266	3,555,563
Average grade of gold processed(1)	0.84	0.50	0.78	0.52

Tonnes of low grade ore stacked on the heap leach pad	319,871	848,224	566,203	1,418,968
Average grade of gold processed(1)	0.19	0.20	0.19	0.20

Total tonnes of ore processed	1,861,092	2,630,368	3,674,469	4,974,531
Average grade of gold processed(1)	0.73	0.40	0.69	0.43

Gold ounces produced	23,241	16,032	39,170	35,142
Gold ounces sold	22,152	16,143	38,295	33,971

(1)	Grams per tonne of gold.

During Q2 2015, the Company mined 7,973,305 tonnes at the El Chanate open pit, including 1,813,274 ore tonnes, at an average grade of 0.72 g/t Au. During the first six months of 2015, the Company mined 15,958,516 tonnes, including 3,670,927 ore tonnes, at an average grade of 0.69 g/t Au. Ore tonnes mined in the three and six months ended June 30, 2015 were 28% and 24% less than the same periods in 2014. The decrease in tonnage and increase in average grades during Q2 2015 and the first half of the year as compared to the prior year were due to mine sequencing.

Capitalized stripping activities totaled 3,011,836 and 7,511,788 tonnes mined during Q2 2015 and year-to-date 2015, respectively, compared to 2,208,712 and 6,081,766 tonnes during the same periods in 2014. Stripping activities at El Chanate represented a capital investment of $4.7 million during the second quarter of 2015, compared to an investment of $3.5 million in Q2 2014. Capital stripping activities are expected to decrease in the second half of 2015.

The Company crushed and stacked 1,541,221 tonnes of open pit ore on the heap leach pad in Q2 2015, at an average rate of 16,936 TPD, compared to the average rate during Q2 2014 of 19,584 TPD. During Q2 2015, the Company also stacked 319,871 tonnes of low grade run-of-mine material on the heap leach pad. Total tonnes processed in Q2 2015 of 1,861,092 tonnes, or 20,452 TPD, were lower than total tonnes processed in Q2 2014 of 2,630,368, due to a decrease in ore tonnes mined as discussed above. During the first six months of 2015, the Company crushed and stacked 3,108,266 tonnes of ore at an average rate of 17,173 TPD, compared to the 19,644 TPD stacked in the first six months of 2014.

The grade of ore crushed and stacked averaged 0.84 g/t Au during Q2 2015 as compared to an average grade of 0.50 g/t Au in Q2 2014. Year-to-date grades crushed and stacked in 2015 averaged 0.78 g/t Au compared to an average grade of 0.52 g/t Au in 2014. The variances in grades in the current year versus prior year were largely due to mine sequencing. During Q2 2015, the grade of all material processed, including run-of-mine material, averaged 0.73 g/t Au stacked as compared to 0.40 g/t Au stacked in Q2 2014.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the second quarter, El Chanate produced a quarterly record 23,241 gold ounces, bringing production year-to-date of 39,170 gold ounces compared to production of 16,032 and 35,142 gold ounces in the same periods of the prior year. These increases are primarily as a result of higher average grade crushed and stacked in the first half of 2015 compared to the same period in 2014, offset by a decrease in ore tonnes stacked on the leach pads.

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended	Six months ended	Six months ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Revenue from mining operations	$27,081	$21,484	$47,258	$45,421
Production costs	$19,927	$10,835	$29,929	$22,054
Refining costs	$106	$107	$250	$214
Amortization and depletion	$6,956	$4,163	$11,113	$8,648
(Loss) / earnings from operations	$(40,183)	$6,163	$(34,535)	$13,985

Cash flow from operations	$13,876	$6,775	$20,271	$10,675
Capital expenditures	$(5,317)	$(5,660)	$(12,527)	$(13,917)
Net free cash flow(1)	$8,559	$1,115	$7,744	$(3,242)

Total cash costs per gold ounce, net of by-product revenues and NRV adjustments(3)	$621	$618	$606	$601
Total cash costs per gold ounce sold, net of by-product revenues(1)	$838	$618	$731	$601

(1)	See the Non-GAAP Measures section on page 20.

The Company recognized revenue at El Chanate of $27.1 million during Q2 2015, compared to revenue of $21.5 million in Q2 2014. During the first six months of 2015, the Company recognized revenue at El Chanate of $47.3 million, compared to revenue of $45.4 million in the first half of 2014. This quarter-over-quarter and year-over-year increase in revenues was due to higher ounces sold in 2015, offset by a lower average realized gold price.

Included in loss from operations in the three and six months ended June 30, 2015 was an impairment charge of $40.0 million. The decline in gold prices indicated a possible impairment. In addition, the Company began to increase cyanide application rates on the leach pad in an effort to increase recoveries. While this has helped accelerate the recovery of inventory during the quarter, resulting in higher production at El Chanate, the result was also an increase in the estimated future processing cost assumption. As a result of these factors, an impairment assessment was performed which resulted in an impairment charge.

Production costs increased in the three and six months ended June 30, 2015 due to a $7.0 million NRV adjustment on leach pad inventories at June 30, 2015, of which $5.6 million was recognized in production costs and $1.4 million was recognized in amortization and depletion. This NRV adjustment was caused by a decrease in estimated future gold prices and an increase in estimated future processing costs on leach pad inventory stacked in previous periods.

Total cash costs per gold ounce, net of by-product revenues, were $838 in Q2 2015, 36% higher than Q2 2014. Year-to-date, total cash costs per gold ounce were $731, 21% higher than the same period in 2014. Total cash costs per ounce were higher in the second quarter of 2015 due to the NRV adjustments discussed above. This NRV adjustment had the impact of increasing total cash costs and AISC in the second quarter by $217 per ounce of gold sold. Excluding the NRV adjustment, total cash costs and AISC per gold ounce in the second quarter were $621 and $878, respectively.

Excluding the $40.0 million impairment charge and $7.0 million NRV adjustment discussed previously, net earnings from operations for the three and six months ended June 30, 2015 were $6.8 million and $12.4 million, respectively. Q2 2015 earnings were consistent with the prior year, as the decline in gold price was offset by higher production in the current year. The decline in year-to-date earnings is primarily related to the decrease in realized gold price in 2015, partially offset by increased production.

The Company reported a $7.1 million quarter-over-quarter increase in operating cash flow driven primarily by an increase in gold ounces sold and favourable changes in net working capital. During the quarter, operating cash flows of $13.9 million at El Chanate exceeded capital expenditures of $5.3 million, resulting in net free cash flow of $8.6 million. Capital expenditures in Q2 2015 included $4.7 million in capitalized stripping activities, $0.3 million in other sustaining capital and optimization initiatives, and $0.3 million in exploration expenditures. Year-to-date, cash flow from operations of $20.3 million was $9.6 million higher than the first six months of 2014. The increase in 2015 is due primarily to positive changes in net working capital. During the first six months of 2015, capital expenditures were $12.5 million and net free cash flow was positive $7.7 million. Year-to-date capital expenditures included $11.5 million in capitalized stripping activities, $0.6 million in other sustaining capital and optimization initiatives, and $0.4 million in exploration expenditures.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

DISTRIBUTION TO AURICO METALS

On July 2, 2015, pursuant to the Arrangement and in accordance with the AuRico Metals Contribution Agreement, the following assets and liabilities were distributed to AuRico Metals:

•	The Kemess project, including all concessions, lands, mineral rights, mineral and surface leases, and assets for use or pertaining to the Kemess project;

•	Reclamation obligations relating to the Kemess project, including cash collateral or deposits posted on account of the reclamation obligations;

•	The $9.5 million Canadian dollar earn-in committed amount (the “Earn-In Committed Amount”);

•	Cash in an amount equal to $20 million less the Earn-In Committed Amount;

•	The Fosterville and Stawell net smelter return royalties of 2% and 1%, respectively;

•	Certain working capital amounts related to the above-mentioned assets and liabilities; and

•	The 1.5% net smelter return royalty on Young-Davidson.

Subsequent to the distribution and amalgamation, Alamos has retained a 4.9% ownership interest in AuRico Metals. In addition, Alamos has a right to earn up to a 30% interest in the Kemess East Project by spending a total of $20 million Canadian dollars, including the Earn-In Committed Amount, by December 31, 2016.

The Arrangement was approved by shareholders on June 24, 2015 and final court approval was granted on June 26, 2015 by the Ontario Superior Court of Justice. As a result, at June 30, 2015, the Company classified these assets and liabilities as Assets and Liabilities Held for Distribution on the Condensed Consolidated Balance Sheet, and recognized a Distribution Payable, representing the total fair value of the assets and liabilities to be distributed.

Assets held for distribution are recognized at the lower of carrying value and fair value less costs to distribute on the date of the reclassification. Upon conducting a fair value assessment, it was determined that the fair value of these assets was less than the carrying values. As a result, the Company recorded a revaluation loss of $40.1 million on the Kemess project (net of a deferred tax recovery of $10.1 million) in its Condensed Consolidated Statement of Operations for the three and six months ended June 30, 2015.

10

2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and total cash costs)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Gold ounces produced	62,606	56,198	116,633	110,412
Gold ounces sold	59,725	58,277	112,820	112,347

Average realized gold price per ounce	$1,194	$1,283	$1,204	$1,289

Total cash costs per gold ounce sold, net of by-product revenues and NRV adjustments(1)	$669	$801	$682	$834
Total cash costs per gold ounce sold, net of by-product revenues(1)	$800	$801	$751	$834
All-in sustaining costs per gold ounce sold, net of by-product revenues and NRV adjustments(1)	$1,043	$1,191	$1,067	$1,287
All-in sustaining costs per gold ounce sold, net of by-product revenues(1)	$1,174	$1,191	$1,136	$1,287

Revenue from mining operations	$72,139	$75,530	$137,498	$146,483
Production costs(2)	$49,313	$48,691	$87,025	$96,584
Loss from operations	$(417,009)	$(16,293)	$(419,500)	$(32,357)
Net loss	$(379,542)	$(16,776)	$(414,800)	$(45,667)
Net loss per share, basic	$(1.43)	$(0.07)	$(1.57)	$(0.18)
Net loss per share, diluted	$(1.43)	$(0.07)	$(1.57)	$(0.18)
Earnings before interest, taxes, depreciation, and amortization(1)	$(403,802)	$22,904	$(382,616)	$21,005

Operating cash flow	$20,801	$4,649	$34,833	$29,140
Net free cash flow(1)	$(19,868)	$(36,467)	$(41,007)	$(67,588)
Total cash	$129,725	$140,574	$129,725	$140,574
Cash dividends per share, declared	$0.01	$0.02	$0.03	$0.02

(1)	See the Non-GAAP Measures section on page 20.
(2)	Production costs do not include amortization and depletion or refining costs.

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

During the second quarter of 2015, the Company sold 59,725 gold ounces at the El Chanate and Young-Davidson mines, a 2% increase over 58,277 gold ounces sold in Q2 2014. Revenue decreased from $75.5 million in Q2 2014 to $72.1 million in the second quarter of 2015. This $3.4 million decrease in revenue was due to lower realized gold prices during Q2 2015 as compared to Q2 2014, partially offset by the increase in ounces sold.

Q2 2015 total cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $669, a 16% decrease from Q2 2014. This quarter-over-quarter improvement was primarily due to the higher underground contribution to overall site production at Young-Davidson and a weaker Canadian dollar as compared to the prior year.

The Company recognized a loss from operations of $417.0 million in the second quarter of 2015, compared to a loss from operations of $16.3 million in the same period of 2014. During the quarter, as previously discussed on pages 7 and 9, the Company recorded impairment charges of $326.0 million and $40.0 million against the carrying values of the Young-Davidson and El Chanate mines, respectively. Also contributing to the loss from operations was a $40.1 million loss on the revaluation of assets held for distribution to fair value. In addition, the Company recognized NRV adjustments on ore in process heap leach inventory at El Chanate and low grade stockpile inventory at Young-Davidson of $7.0 million and $4.8 million, respectively (further discussion is provided on pages 7 and 9).

The Company reported a net loss of $379.5 million in the second quarter of 2015, compared to a net loss of $16.8 million in Q2 2014. Net losses increased in the current quarter primarily due to the impairment charges, revaluation loss, NRV adjustments noted above, and a $9.8 million decrease in other income, partially offset by a $48.4 million increase in income tax recoveries. The decrease in other loss during the current quarter was largely due to merger transaction costs and post-merger restructuring costs accrued of $6.0 million and $10.3 million, respectively. Net losses in Q2 2015 include income tax recoveries of $39.3 million, $10.1 million, and $3.7 million on impairment charges, revaluation loss, and NRV adjustments, respectively. Total net impairment charges and net revaluation loss in Q2 2015 were $326.7 million and $30.0 million, respectively.

11

2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In the second quarter of 2015, all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, decreased by 12% to $1,043, as compared to all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, of $1,191 in Q2 2014. This decrease was primarily due to lower general and administrative expenses and decreased total cash costs per ounce at Young-Davidson.

The Company reported operating cash flow of $20.8 million during the second quarter, an increase of $16.2 million over operating cash flow of $4.6 million in Q2 2014. The increase in operating cash flow was primarily the result of paying down accounts payable at Young-Davidson during Q2 2014, resulting in a lower operating cash flow contribution as compared to Q2 2015. After deducting capital expenditures of $40.7 million, the Company had negative net free cash flow of $19.9 million. Capital spending is expected to decrease in the second half of the year. The negative free cash flow in the quarter reflects care and maintenance and exploration spending at the Kemess project which will not be incurred going forward, as well as transaction costs incurred related to the Merger.

REVIEW OF SIX MONTH FINANCIAL RESULTS

During 2015, the Company sold 112,820 gold ounces at Young-Davidson and El Chanate, compared to sales of 112,347 gold ounces in 2014. Revenue during 2015 decreased to $137.5 million, as compared to $146.5 million in 2014. This $9.0 million decrease in revenue was due to lower realized gold prices in 2015.

The Company recognized a loss from operations of $419.5 million in 2015, compared to a loss from operations of $32.4 million in 2014. This loss was primarily as a result of the impairment charges, loss on revaluation and NRV adjustments discussed previously. Before impairment charges, the loss on revaluation and NRV adjustments, losses from operations were $15.4 million in 2015, compared to a loss from operations of $32.4 million in the same period of 2014. The year-over-year decrease in loss from operations resulted primarily from decreased production costs, amortization expense, and general and administrative expenses in the current year.

During 2015, consolidated total cash costs per gold ounce, net of by-product revenues and NRV adjustments, were $682, representing an 18% decrease over total cash costs per gold ounce of $834 in 2014. This year-over-year decrease was primarily due to the higher underground contribution to overall site production at Young-Davidson and a weaker Canadian dollar as compared to the prior year.

The Company reported a net loss of $414.8 million in 2015, compared to a net loss of $45.7 million in 2014. Net loss increased in the current year primarily due to the impairment charges, loss on revaluation, and NRV adjustments noted above. Included in net loss for 2015 was a $16.1 million increase in income tax recovery compared to 2014 and by an $8.7 million decrease in other losses. Other losses decreased primarily due to the recognition of a $15.6 million loss on the modification of the Company’s convertible senior notes in Q1 2014, which resulted from the cash tender offer announced that quarter. Net losses in 2015 include income tax recoveries of $40.0 million, $10.1 million, and $3.7 million on impairment charges, revaluation loss, and NRV adjustments, respectively. Total net impairment charges and net revaluation loss in Q2 2015 were $329.2 million and $30.0 million, respectively.

During 2015, consolidated all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, were $1,067, representing a 17% decrease over all-in sustaining costs per gold ounce, net of by-product revenues and NRV adjustments, of $1,287 in 2014. The decrease was due to decreased total cash costs per ounce at the Young-Davidson mine and a decline in general and administrative expenses. The Company’s consolidated all-in sustaining costs per ounce were consistent with 2015 guidance.

The Company reported operating cash flow of $34.8 million during 2015, an increase of $5.7 million from operating cash flow of $29.1 million in the same period in prior year. This increase in operating cash flow arose primarily as a result of an increase in operating cash flow contributed from both Young-Davidson and El Chanate and paying down accounts payable at Young-Davidson during Q2 2014. After deducting capital expenditures of $75.8 million, the Company’s net free cash flow for 2015 was an outflow of $41.0 million.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED EXPENSES

(in thousands)
	Quarter Ended	Quarter Ended	Six months ended	Six months ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Reclamation, care and maintenance costs	$1,593	$2,270	$1,625	$3,205
General and administrative	$4,987	$5,663	$9,737	$14,919
Exploration and business development	$309	$259	$715	$459
Revaluation of assets held for distribution	$40,112	$—	$40,112	$—
Impairment charges	$366,041	$—	$369,216	$—
Finance costs	$5,462	$5,901	$11,278	$7,918
Foreign exchange (gain) / loss(1)	$(220)	$(1,012)	$4,826	$1,842
Other loss	$13,672	$3,878	$6,699	$15,360
Equity in loss of associate and jointly-controlled entity	$336	$—	$481	$92

(1)	Foreign exchange losses in 2014 have been restated as a result of the retrospective application of a voluntary change in accounting policy related to the presentation of foreign exchange gains and losses on deferred tax assets and liabilities. For further details, refer to note 3 of the condensed consolidated financial statements for the three and six months ended June 30, 2015.

Reclamation, care and maintenance costs in 2015 and 2014 were comprised of site overhead and other costs relating to activities at Kemess South, a mine on care and maintenance. These costs decreased year-over-year as foreign exchange gains of $1.1 million related to the remeasurement of the reclamation provision, which are netted against reclamation, care and maintenance costs, were recorded in Q2 2015, as compared to foreign exchange gains of $0.1 million recorded in Q2 2014. These costs will not be incurred by the Company in the future as the Kemess project has been transferred to AuRico Metals effective July 2, 2015.

General and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada, but also include share-based compensation costs for key employees at all locations. Share-based compensation costs included in general and administrative expenses for Q2 2015 were $2.8 million, compared to $3.8 million in Q2 2014. Overall, general and administrative costs for Q2 2015 decreased by $0.7 million over Q2 2014. Year-to-date, general and administrative costs decreased by $5.2 compared to the same period in 2014, primarily due to additional costs incurred in Q1 2014 related to a separate corporate restructuring.

Upon receiving shareholder and final court approvals for the Merger, the Company classified the assets and liabilities to be distributed to AuRico Metals as Assets and Liabilities Held for Distribution, which must be recorded at the lower of fair value less costs to distribute and carrying value. Upon conducting a fair value assessment, it was determined that the fair value of these assets was less than the carrying values. As a result, the Company recorded a revaluation loss of $40.1 million.

During the quarter, the Company recognized impairment charges of $326.0 million and $40.0 million on the Young-Davidson and El Chanate mines, respectively, as previously discussed on pages 7 and 9.

Finance costs decreased by $0.4 million in Q2 2015 as compared to Q2 2014. Finance costs increased by $3.4 million in 2015 due to additional interest incurred by the Company on the senior secured notes issued in March 2014.

During Q2 2015, foreign exchange gains were consistent with the same quarter of the prior year, due to strengthening of local currencies versus the US dollar during the period. Year-to-date, foreign exchange losses increased by $3.0 million as compared to 2014, due to a more significant weakening in the Canadian dollar and Mexican peso during first six months of the current year as compared to the first six months of 2014. The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.

During Q2 2015, the Company recorded other losses of $13.7 million compared to other losses of $3.9 million in Q2 2014. Other losses in Q2 2015 is primarily comprised $6.0 million and $10.2 million of merger transaction costs and post-merger restructuring costs accrued, respectively. Additionally, a loss of $1.2 million on the fair value adjustment on the prepayment option embedded derivative was recorded in the current quarter. These increases in other losses are partially offset by income of $1.9 million related to the renunciation of flow-through share obligations and realized and unrealized gains of $1.2 million on derivative liabilities. Other losses in the prior year period were primarily due to a loss of $4.8 million on the retained interest royalty, as the amortization expense exceeded the related revenue. During the first half of 2015, other income exceeded the prior year period by $8.7 million, due to a $5.2 million gain on the termination of the retained interest royalty in the first six months of 2015, and a $15.6 million loss on the modification of convertible senior notes, partially offset by gains of $6.6 million on investments, in the first six months of 2014.

13

2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During 2015, the Company recognized its share of losses relating to the Company’s investment in Carlisle Goldfields and the Orion exploration project, which are accounted for as an associate and jointly-controlled entity, respectively, using the equity method.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During Q2 2015, the Company recognized a current tax expense of $0.4 million and a deferred tax recovery of $57.1 million, compared to a current tax expense of $0.1 million and a deferred tax recovery of $8.4 million in Q2 2014. The current quarter deferred tax recovery was primarily due to impairment charges and the revaluation of assets held for distribution recognized during the quarter. Also contributing to the deferred tax recovery, to a lesser extent, was the strengthening of the Canadian dollar relative to the US dollar during the quarter, which caused a decline in taxable temporary differences. During the first six months of 2015, the deferred tax recovery was primarily due to Q2 2015 impairment charges and the revaluation of assets held for distribution, partially offset by the weakening of the Canadian dollar relative to the US dollar during the period, which caused an increase in taxable temporary differences.

14

2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

(in thousands)
	As at June 30 2015	As at December 31 2014

Current assets	$389,025	$183,954	Current assets increased during 2015, primarily due to a $40.6 million increase in cash and $165.2 million in assets reclassified as held for distribution at June 30, 2015.

Long-term assets	1,569,746	2,097,872	Long-term assets declined due to the $326.0 million and $40.0 million impairment charges on the Young-Davidson and El Chanate mines, respectively, a revaluation loss of $40.1M relating to the Kemess assets, the $165.2 million reclassification of assets held for distribution and a decrease in intangible assets due to the termination of the retained interest royalty, partially offset by capital expenditures during the period.

Total assets	$1,958,771	$2,281,826

Current liabilities	$241,091	$52,121	Current liabilities increased primarily due to the distribution payable recognized relating to the distribution to AuRico Metals, and the reclassification of liabilities associated with assets held for distribution.

Long-term financial liabilities	306,220	308,064	Long-term financial liabilities were consistent with December 31, 2014 balances.

Other long-term liabilities	249,978	290,431	Other long-term liabilities decreased due to the reclassification of the Kemess reclamation provision to liabilities associated with assets held for distribution and deferred income tax recoveries recognized on the impairment charges on the Young-Davidson and El Chanate mines.

Total liabilities	$797,289	$650,616

Shareholders’ equity	$1,161,482	$1,631,210	Shareholders’ equity decreased primarily as a result of the net loss recognized year-to-date, partially offset by increases due to the private placement and flow-through share issuances.

15

2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. Refer to the Outlook and Strategy section on page 5 for near term factors that could influence the Company’s cash balance. Management believes that the working capital at June 30, 2015, together with future cash flows from operations and the available credit facility, is sufficient to support the Company’s planned and foreseeable commitments.

CASH FLOW

(in thousands)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Cash flow from operating activities	$20,801	$4,649	$34,833	$29,140
Cash flow (used in) / from investing activities	(41,173)	150,278	(59,619)	(65,104)
Cash flow from / (used in) financing activities	78,691	(180,449)	87,466	33,886
Effect of foreign exchange rates on cash	322	786	(1,986)	—
Reclassification of cash to assets held for distribution	(20,000)	—	(20,000)	—

Increase in cash	38,641	(24,736)	40,694	(2,078)
Total cash, beginning of period	91,084	165,310	89,031	142,652

Total cash, end of period	$129,725	$140,574	$129,725	$140,574

In Q2 2015, operating activities contributed cash flows of $20.8 million, as compared to Q2 2014 when operating activities contributed cash of $4.6 million. Operating cash flow increased in Q2 2015 from Q2 2014 primarily due to higher gold sales at El Chanate and positive changes in working capital in 2015, and the negative impact of changes in working capital at Young-Davidson in Q2 2014. For the six months ended June 30, 2015, operating cash flow increased to $34.8 million, due to the reasons previously mentioned, partially offset by increased interest payments made on the Company’s senior secured notes in 2015.

In Q2 2015, investing activities used cash of $41.2 million compared to $150.3 million generated in Q2 2014. The cash generated from investment activities in Q2 2014 is due to a $179.6 million decrease in restricted cash at June 30, 2014 due to the removal of a restriction on funds related to the redemption of all outstanding convertible senior notes. In addition, during Q2 2014 there were inflows of $9.3 million due to the sale of investments during the period. Capital expenditures were consistent quarter-over-quarter.

For the six months ended June 30, 2015, investing activities used cash of $59.6 million compared to $65.1 million used in 2014. Capital expenditures declined from $96.7 million in 2014 to $75.8 million in the current year, primarily due to construction and commissioning costs associated with the paste-backfill plant at Young-Davidson in Q1 2014. This decline in capital expenditures was offset by $23.3 million in proceeds from the sale of investments that were received in the first six months of 2014. Additional items affecting investing cash flows in the current year include a $16.8 million inflow from the termination of the retained interest royalty and a $0.5 million increase in restricted cash.

In Q2 2015, the Company raised $78.7 million from financing activities, which included $83.3 million in proceeds from a private placement to Former Alamos partially offset by debt and dividend payments. In the first quarter of 2015, the Company also received $15.3 million in proceeds from the issuance of flow through shares. In Q2 2014, cash flow used by financing activities included $174.5 million in debt repayments, which consisted primarily of the redemption of 99.4% of the outstanding convertible senior notes. In the first six months of 2014, the Company received $304.1 million in proceeds from the senior secured notes offering, offset by $4.3 million in dividend payments and $174.5 million in repayments of long term debt and equipment financing leases, which included a $75.0 million repayment on the outstanding credit facility and the redemption of convertible senior notes previously discussed.

FLOW-THROUGH SHARES

During Q1 2015, the Company completed flow-through financings for gross proceeds of $15.3 million (CAD $19.5 million). As a result, the Company issued 3,292,922 common shares. All proceeds will be used to fund exploration expenditures at the Kemess and Lynn Lake properties. Pursuant to the terms of the flow-through share subscription agreement, the Company is required to incur and renounce these expenditures to subscribers by December 31, 2016.

16

2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SENIOR SECURED NOTES

On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured against the assets of the Company. Proceeds from this offering were used to repay $166.4 million of the Company’s outstanding convertible senior notes, to repay $75.0 million drawn under the Company’s credit facility and for general corporate purposes. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. No principal payments are due until the maturity date. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value

The fair value of the prepayment option embedded derivative was $9.3 million at June 30, 2015, and was offset against the carrying amount of the secured notes.

CREDIT FACILITY

The Company has access to a $150.0 million revolving credit facility, which carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the net leverage ratio of the Company, and matures on April 25, 2016. No principal payments are due until the maturity date, which may be extended upon mutual agreement by all parties. The Company had no amounts drawn under this revolving facility at June 30, 2015. The Company was in compliance with all loan covenants at June 30, 2015.

OUTSTANDING SHARE DATA

The following table sets out the common shares, warrants, stock options, deferred share units, performance share units, and restricted share units of Alamos that are outstanding as at the date of this MD&A:

August 11, 2015
Common shares	255,505,659
Stock options	10,299,681
Stock appreciation rights	2,559,094
Warrants	7,167,866
Deferred share units	334,906
Performance share units	273,069
Restricted share units	1,634,233

277,774,508

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

As at June 30, 2015, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. The details of these option contracts for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:

Period covered	Contract	Local Currency	Local currency per month	Local currency total	Call option per USD	Put option per USD
1-Jul-15 31-Dec-15	Collar	CAD	7,500	45,000	1.1111	1.2246
1-Jul-15 31-Dec-15	Collar	MXN	30,000	180,000	14.00	15.71

17

2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The fair value of these contracts was a liability of $1.4 million at June 30, 2015 (December 31, 2014 – liability of $0.5 million). During the six months ended June 30, 2015, the Company made payments of $0.2 million on option contracts settled during the period, and recognized unrealized gains of $1.4 million on option contracts outstanding at June 30, 2015 in other income / (loss) within the Condensed Consolidated Statements of Operations for the three months ended June 30, 2015. Total realized and unrealized gains for the six months ended June 30, 2015 total $0.7 million and $1.0 million, respectively.

During July, the Company entered into additional option contracts to protect against the risk of an increase in value of the Canadian dollar and Mexican peso versus the US dollar. The details of these option contracts for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:

Period covered	Contract	Local Currency	Local currency per month	Local currency total	Call option per USD	Put option per USD
1-Jan-16 31-Mar-16	Collar	CAD	7,500	22,500	1.2195	1.3686
1-Jan-16 31-Mar-16	Collar	MXN	50,000	150,000	15.00	17.75

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Chief Operating Officer, and is consolidated in accordance with IFRS 10, Consolidated Financial Statements. The Company’s Chief Executive Officer and Chief Operating Officer receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a joint venture interest in the Orion exploration project, located in Nayarit, Mexico. Nayarit Gold de Mexico, S.A. de C.V., a company with ownership of this project, is 50% owned by the Company and 50% owned by Minera Frisco, S.A.B. de C.V., and is accounted for as a jointly-controlled entity. The Company provides management services and may, from time to time, contribute cash or other assets to the jointly-controlled entity. At June 30, 2015, the Company had a receivable from the jointly-controlled entity of $2.2 million (December 31, 2014 - $2.1 million).

In 2014, the Company completed a private placement with Carlisle Goldfields Limited (“Carlisle”) in which the Company invested CAD $5.6 million in exchange for 19.9% of the outstanding common shares of Carlisle. In conjunction with the private placement, the Company entered into an agreement on November 11, 2014 with respect to Carlisle’s Lynn Lake Gold Camp. Under the agreement, the Company has acquired a 25% interest in the Lynn Lake Project and can earn up to a 60% interest by funding CAD $20.0 million on the project over a three-year period and delivering a feasibility study within that time period. The Company is managing exploration and technical work related to a future feasibility study on the Lynn Lake Project. At June 30, 2015, the Company has included an advance of $0.2 million (December 31, 2014 - $0.8 million) in other long-term assets which relates to ongoing work on the Lynn Lake Project.

EVENTS AFTER THE REPORTING PERIOD

(a)	Merger with Former Alamos

On July 2, 2015, as discussed on page 3, the Company completed the merger with Former Alamos pursuant to which the Company and Former Alamos combined by way of a statutory arrangement under the Business Corporations Act (Ontario) to form a company operating under the name Alamos Gold Inc.

As a result, effective July 2, 2015, the Company owns and operates the Mulatos mine located in the state of Sonora in northwest Mexico, the Esperanza Gold Project in the state of Morelos, Mexico, the Ağı Dağı, Kirazlı and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey, and the Quartz Mountain Property in Oregon, U.S.A.

Mulatos (Mexico - producing)

The Mulatos mine is located within the 28,773 hectare Salamandra group of concessions in the state of Sonora in northwest Mexico. The Mulatos mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.4 million ounces of gold to-date.

Based on December 31, 2014 proven and probable mineral reserves of 46.6 million tonnes grading 1.16 g/t Au for 1.7 million contained ounces of gold, the Mulatos mine has a remaining life of approximately seven years. In 2014, the Mulatos mine transitioned from open pit to both open pit and underground mining in order to access higher grade mineral reserves.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In the second quarter of 2015, the Mulatos mine (“Mulatos”) produced 33,000 ounces of gold compared to 33,000 ounces in the second quarter of 2014. Open pit, heap leach operations at Mulatos continue to meet expectations and remain the driver of the operation, contributing strong production in the second quarter of 2015.

Esperanza (Mexico - development stage)

The Esperanza Gold Project has measured and indicated mineral resources (reported at a 0.4 g/t Au cut-off) at December 31, 2014 of 34.4 million tonnes grading 0.98 g/t Au and 8.1 g/t silver (“Ag”) for approximately 1.1 million ounces of gold and 8.9 million ounces of silver.

In September 2011, the previous owners completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project outlining an initial six-year mine life with expected total production of 0.6 million ounces of gold at an average rate of 103,000 ounces per year at total cash operating costs of $499 per ounce (net of by-product credits). Applying a gold price assumption of $1,150 per ounce, the September 2011 PEA indicated that the Esperanza Gold Project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of $122 million.

Ağı Dağı, Kirazlı and Çamyurt (Turkey - development stage)

The Ağı Dağı and Kirazlı gold development projects are located on 8,317 hectares of concessions in North-western Turkey, and contain established mineral resources and several highly prospective exploration targets. In June 2012, a positive preliminary feasibility study was published for the Ağı Dağı and Kirazlı projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver, at an average rate of 166,000 ounces of gold per year and cash operating costs of $544 per ounce (net of by-product credits) over a nine-year mine life. In addition, in 2011 the Çamyurt project was discovered, located approximately three kilometres (“km”) southeast of Ağı Dağı.

Measured and Indicated mineral resources at Ağı Dağı, Kirazlı and Çamyurt (reported at a 0.2 g/t Au cut-off) at December 31, 2014 total 140.5 million tonnes grading 0.66 g/t Au and 5.36 g/t Ag for approximately 3.0 million ounces of gold and 24.5 million ounces of silver. Inferred mineral resources total an additional 25.2 million tonnes grading 0.54 g/t Au and 4.55 g/t Ag, for 0.4 million contained ounces of gold and 3.7 million contained ounces of silver.

Quartz Mountain (U.S.A. - exploration stage)

The Company owns the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada, and has an Inferred mineral resource (reported at a 0.21 g/t Au cut-off (oxide) and 0.58 g/t Au cut-off (sulphide) at December 31, 2014 of 110.4 million tonnes grading 0.80 g/t Au for 2.85 million ounces of gold.

(b)	Distribution of assets and liabilities to AuRico Metals Inc.

As discussed on page 3 a new company named AuRico Metals was created as part of the merger transaction to hold the Kemess project, a new 1.5% net smelter return royalty on the Young-Davidson mine, the Fosterville and Stawell net smelter return royalties, and $20 million in cash. The distribution of assets and liabilities to AuRico Metal was completed on July 2, 2015.

(c)	Termination of dividend reinvestment and share purchase plan

In connection with the completion of the Arrangement, the boards of directors of Former Alamos and AuRico approved the termination of the existing dividend reinvestment and share purchase plans of Former Alamos and AuRico, respectively.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.

TOTAL CASH COST PER OUNCE CALCULATION

Total cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. This measure is calculated by adjusting production and refining costs as recorded in the Company’s consolidated financial statements for by-product revenues and NRV adjustments, production costs associated with acquisition-date fair value adjustments, and production costs associated with NRV adjustments. The calculation of total cash costs per gold ounce measures the benefit of any by-product silver that is produced in conjunction with gold as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from silver and other non-gold by-product sales. The Company believes that presenting this measure on this basis allows management, analysts and investors to better assess performance against other gold producers, and to better understand the importance of non-gold revenue on the Company’s cost structure.

The following provides a reconciliation of total cash cost per ounce to the consolidated financial statements:

(in thousands, except ounces and total cash cost per gold ounce)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Production costs	$49,313	$48,691	$87,025	$96,584
Refining costs	$147	$155	$337	$295
Inventory and other adjustments(1)	$(844)	$(1,365)	$(980)	$(1,550)

Total cash costs	$48,616	$47,481	$86,382	$95,329
Divided by gold equivalent ounces sold(2)	60,441	58,888	114,201	113,599

Total cash cost per gold equivalent ounce sold	$804	$806	$756	$839

Total cash costs (per above)	$48,616	$47,481	$86,382	$95,329
By-product revenues(3)	$(855)	$(783)	$(1,664)	$(1,615)

Total cash costs, net of by-product revenues	$47,761	$46,698	$84,718	$93,714
Divided by gold ounces sold	59,725	58,277	112,820	112,347

Total cash cost per gold ounce sold, net of by-product revenues	$800	$801	$751	$834

Total cash costs, net of by-product revenues	$47,761	$46,698	$84,718	$93,714
NRV adjustments(4)	$(7,801)	$—	$(7,801)	$—

Total cash costs, net of by-product revenues and NRV adjustments	$39,960	$46,698	$76,917	$93,714
Divided by gold ounces	59,725	58,277	112,820	112,347

Total cash cost per gold ounce sold, net of by-product revenues and NRV adjustments	$669	$801	$682	$834

(1)	Inventory and other adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to gold equivalent based on the ratio of the realized sales prices of the commodities.
(3)	By-product revenue is defined as the revenue from a secondary metal or mineral that is recovered during processing, and is included in revenue from mining operations in the Company’s financial statements. The total by-product silver revenues adjustments for the three months ended March 31, 2015 and 2014 were as follows:

El Chanate	$(636)	$(671)	$(1,210)	$(1,370)
Young-Davidson	$(219)	$(112)	$(454)	$(245)

	$(855)	$(783)	$(1,664)	$(1,615)

(4)	The total NRV adjustments recognized during the three and six months ended June 30, 2015 and 2014 were as follows:

El Chanate	$(4,792)	$—	$(4,792)	$—
Young-Davidson	$(3,009)	$—	$(3,009)	$—

	$(7,801)	$—	$(7,801)	$—

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

ALL-IN SUSTAINING COST PER OUNCE CALCULATION

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council that reflects all of the expenditures that are required to produce an ounce of gold from current operations. The World Gold Council is a non-regulatory, non-profit, market development organization that was established in 1987 whose members include global senior mining companies. The Company is not a member of the World Gold Council, and was not involved in the development of the all-in sustaining cost measure. However, the Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. This measure uses cash costs per ounce as its basis, and also includes sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions at operating sites. As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations. Certain other cash expenditures, including tax payments, increases in inventory, dividends and other financing costs, are also excluded.

The following provides a reconciliation of all-in sustaining cost per ounce to the consolidated financial statements:

(in thousands, except ounces and all-in sustaining cost per gold ounce)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Total cash costs, net of by-product revenues (see above)	$47,761	$46,698	$84,718	$93,714
General and administrative(1)	$4,987	$5,663	$9,737	$14,919
Sustaining capital expenditures(2)	$17,084	$16,727	$33,141	$35,306
Accretion and depletion of reclamation provisions	$267	$304	$538	$603

Total all-in sustaining costs, net of by-product revenues	$70,099	$69,392	$128,133	$144,542
Divided by gold ounces sold	59,725	58,277	112,820	112,347

All-in sustaining cost per gold ounce sold, net of by-product revenues	$1,174	$1,191	$1,136	$1,287

Total all-in sustaining costs, net of by-product revenues (per above)	$70,099	$69,392	$128,133	$144,542
NRV adjustments	$(7,801)	$—	$(7,801)	$—

Total all-in sustaining costs, net of by-product revenues and NRV adjustments	$62,298	$69,392	$120,332	$144,542
Divided by gold ounces sold	59,725	58,277	112,820	112,347

All-in sustaining cost per gold ounce sold, net of by-product revenues and NRV adjustments	$1,043	$1,191	$1,067	$1,287

(1)	General and administrative expenses include stock-based compensation for the three and six months ended June 30, 2015 and 2014.
(2)	Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three and six months ended

June 30, 2015 and 2014 is calculated as follows:
Capital expenditures per cash flow statement	$40,669	$41,116	$75,840	$96,728
Less: Young-Davidson non-sustaining capital	$(15,609)	$(20,127)	$(30,696)	$(54,549)
Less: El Chanate non-sustaining capital	$—	$(297)	$(176)	$(969)
Less: Corporate and other non-sustaining capital	$(7,976)	$(3,965)	$(11,827)	$(5,904)

	$17,084	$16,727	$33,141	$35,306

Non-sustaining capital expenditures include Young-Davidson mine development that is considered to be growth, expenditures associated with sinking the MCM shaft, additional equipment and infrastructure as the Company continues to ramp up production at Young-Davidson, and exploration expenditures at El Chanate, Kemess, and Lynn Lake.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash.

The following is a reconciliation of net free cash flow to the consolidated financial statements:

(in thousands)
	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 30 2015	June 30 2014	June 30 2015	June 30 2014
Operating cash flow	$20,801	$4,649	$34,833	$29,140
Less: Capital expenditures	$(40,669)	$(41,116)	$(75,840)	$(96,728)

Net free cash flow	$(19,868)	$(36,467)	$(41,007)	$(67,588)

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated financial statements for the six months ended June 30, 2015 are consistent with those applied and disclosed in the Company’s Consolidated Financial Statements for the year ended December 31, 2014. For details of these estimates and judgments please refer to the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2014, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

ACCOUNTING POLICIES AND CHANGES

The accounting policies applied in the condensed consolidated financial statements for six months ended June 30, 2015 are consistent with those used in the Company’s Consolidated Financial Statements for the year ended December 31, 2014, with the exception of the following accounting policy adopted on January 1, 2015:

Amendments to IAS 19, Employee Benefits, clarify requirements in relation to contributions by employees and third parties. In addition, these amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. These amendments do not impact the Company’s condensed consolidated financial statements as there are no defined benefit obligations.

STANDARDS ISSUED BUT NOT YET ADOPTED

For the purposes of preparing and presenting the Company’s condensed consolidated interim financial statements, the Company has adopted all applicable standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2015. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2016
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 9, Financial Instruments	January 1, 2018

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments clarify materiality guidance, aggregation and disaggregation of items in the statement of financial position, aggregation of an entity’s share of other comprehensive income of equity-accounted associates and joint ventures, and guidance on ordering of financial statement

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

notes. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s consolidated financial statements as revenue-based depreciation or amortization methods are not used.

In September 2014, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, and IFRS 10, Consolidated Financial Statements. These amendments address a conflict between IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IAS issued amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue – Barter Transactions Involving Advertising Services. This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

CONTROLS AND PROCEDURES

At the end of the second quarter of 2015, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting are effectively designed as of June 30, 2015, the end of the period covered by this report.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended June 30, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and cash costs)
	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013
Gold ounces produced	62,606	54,027	56,583	57,037	56,198	54,214	46,017	38,456

Gold ounces sold	59,725	53,095	58,649	56,970	58,277	54,070	39,855	40,185

Average realized gold price	$1,194	$1,216	$1,202	$1,280	$1,283	$1,297	$1,257	$1,332

Total cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(3)	$669	$696	$746	$706	$801	$870	$771	$628
Total cash costs per gold ounce, net of by-product revenues(1)(3)	$800	$696	$935	$784	$801	$870	$1,284	$497

All-in sustaining costs per gold ounce, sold, net of by-product revenues and NRV adjustments(1)	$1,043	$1,093	$1,129	$1,101	$1,191	$1,390	$1,232	$1,210
All-in sustaining costs per gold ounce, sold, net of by-product revenues(1)	$1,174	$1,093	$1,317	$1,179	$1,191	$1,390	$1,807	$1,087

Revenue from mining operations	$72,139	$65,359	$71,194	$73,505	$75,530	$70,953	$50,782	$54,304
Production costs(2)	$49,313	$37,712	$57,262	$45,463	$48,691	$47,893	$59,972	$21,079
(Loss) / earnings from operations	$(417,009)	$(2,491)	$(115,011)	$(7,337)	$(16,293)	$(16,064)	$(104,158)	$12,230

Net (loss) / earnings	$(379,542)	$(35,258)	$(108,259)	$(15,722)	$(16,776)	$(28,891)	$(106,412)	$14,859
Net (loss) / earnings per share	$(1.43)	$(0.14)	$(0.43)	$(0.06)	$(0.07)	$(0.12)	$(0.43)	$0.06
Net (loss) / earnings per share, diluted	$(1.43)	$(0.14)	$(0.43)	$(0.06)	$(0.07)	$(0.12)	$(0.43)	$0.04
Earnings before interest, taxes, depreciation and amortization	$(403,802)	$21,186	$(87,309)	$22,344	$22,904	$(1,899)	$(80,069)	$28,637

Operating cash flow	$20,801	$14,032	$28,486	$2,788	$4,649	$24,491	$11,954	$24,338
Net free cash flow(1)	$(19,868)	$(21,139)	$(12,938)	$(47,889)	$(36,467)	$(31,121)	$(51,618)	$(55,734)

(1)	See the Non-GAAP Measures section on page 20.
(2)	Production costs do not include amortization and depletion or refining costs.
(3)	Gold ounces includes ounces sold at the El Chanate mine. For the Young-Davidson mine, gold ounces includes ounces sold in 2015 and 2014, and ounces produced in 2013.

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms “measured”, “indicated” or “inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

Cautionary Note to U.S. Investors Concerning International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the six months ended June 30, 2015). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

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2015 SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget” and similar expressions identify forward-looking statements.

Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected results of the merger integration of the Company and Former Alamos, expected drilling targets, expected sustaining costs, expected improvements in cashflows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties, ; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company

Additional risk factors and details with respect to risk factors affecting the Company are set out in: (i) each of the Company and Former Alamos’ Annual Information Forms for the year ended December 31, 2014 under the headings “Risk Factors”; and, (ii) the joint management information circular of the Company and Former Alamos dated May 22, 2015, under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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